ArcelorMittal increases shareholding in Macarthur Coal to 19.9%

Luxembourg, 29 June 2008 - ArcelorMittal today announces that it has increased its stake in Macarthur Coal Limited (ASX: MCC) from 14.9% to 19.9%, following the acquisition of a further 5 % stake (10,607,830 shares) from Talbot Group Holdings.

The shares were purchased at $ AUD 20, bringing ArcelorMittal’s total investment in Macarthur Coal to $ AUD 843 million. The purchase is subject to Foreign Investment Review Board approval.

The acquisition of this holding is in line with ArcelorMittal’s strategy of securing its supply of raw materials, in this case through the acquisition of a stake in a leading supplier of low volatile pulverised coal injection (PCI) coal.